Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
March 31, 2021 and 2020

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in Canadian dollars, except share amounts)

As at	Notes	March 31, 2021 $	December 31, 2020 $
Assets
Current assets
Cash and cash equivalents	3	50,362,162	31,219,574
Other receivables		111,665	89,661
Prepaid expenses		2,881,730	2,427,200
Total current assets		53,355,557	33,736,435
Non-current assets
Property and equipment		215,587	236,664
Right-of-use assets	9	609,297	372,468
Total non-current assets		824,884	609,132

Total assets		54,180,441	34,345,567
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		1,918,638	1,805,015
Other liabilities		—	123,985
Lease liabilities	9	252,356	248,885
Warrant derivative	4	237,546	531,228
Total current liabilities		2,408,540	2,709,113
Non-current liabilities
Contract liability	8	6,730,287	6,730,287
Lease liabilities	9	371,974	153,174
Total non-current liabilities		7,102,261	6,883,461

Total liabilities		9,510,801	9,592,574
Commitments and contingencies	9
Shareholders’ equity
Share capital Authorized: unlimited Issued: March 31, 2021 – 52,844,210 December 31, 2020 – 46,166,980	5	382,963,397	356,824,172
Warrants	5	3,617,570	3,617,570
Contributed surplus	6	31,274,835	31,022,356
Accumulated other comprehensive income		359,913	400,225
Accumulated deficit		(373,546,075)	(367,111,330)
Total shareholders’ equity		44,669,640	24,752,993
Total liabilities and shareholder's equity		54,180,441	34,345,567
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME
(unaudited)
(in Canadian dollars, except share amounts)

For the three-month period ending March 31,	Notes	2021 $	2020 $

Expenses
Research and development	6, 13, 14	2,759,014	2,529,646
Operating	6, 13, 14	3,141,890	2,993,388
Loss before the following		(5,900,904)	(5,523,034)
Change in fair value of warrant derivative	4	(164,780)	4,151,982
Foreign exchange (loss) gain	13	(390,554)	1,704,805
Interest income, net		21,493	65,909
Net (loss) income		(6,434,745)	399,662
Other comprehensive (loss) income items that may be reclassified to net loss
Translation adjustment		(40,312)	295,212
Net comprehensive (loss) income		(6,475,057)	694,874

(Loss) earnings per common share
Basic	7	(0.13)	0.01
Diluted	7	(0.13)	(0.04)
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in Canadian dollars)

	Notes	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2019		311,077,859	3,617,570	29,338,849	464,101	(344,606,273)	(107,894)
Net loss and other comprehensive loss		—	—	—	295,212	399,662	694,874
Issued pursuant to stock option plan	5, 6	134,985	—	(49,835)	—	—	85,150
Issued pursuant to incentive share award plan	5, 6	209,475	—	(209,475)	—	—	—
Issued pursuant to "At the Market" Agreement	5	17,529,109	—	—	—	—	17,529,109
Issued pursuant to warrant derivative exercised	4, 5	5,529,266	—	—	—	—	5,529,266
Share-based compensation	6	—	—	392,805	—	—	392,805
Share issue costs	5	(691,297)	—	—	—	—	(691,297)
As at March 31, 2020		333,789,397	3,617,570	29,472,344	759,313	(344,206,611)	23,432,013

As at December 31, 2020		356,824,172	3,617,570	31,022,356	400,225	(367,111,330)	24,752,993
Net loss and other comprehensive income		—	—	—	(40,312)	(6,434,745)	(6,475,057)
Issued pursuant to stock option plan	5, 6	302,908	—	(113,558)	—	—	189,350
Issued pursuant to incentive share award plan	5, 6	292,039	—	(292,039)	—	—	—
Issued pursuant to "At the Market" Agreement	5	25,831,909	—	—	—	—	25,831,909
Issued pursuant to warrant derivative exercised	4, 5	686,616	—	—	—	—	686,616
Share-based compensation	6	—	—	658,076	—	—	658,076
Share issue costs	5	(974,247)	—	—	—	—	(974,247)
As at March 31, 2021		382,963,397	3,617,570	31,274,835	359,913	(373,546,075)	44,669,640
    See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in Canadian dollars)

For the three-month period ending March 31,	Notes	2021 $	2020 $

Operating Activities
Net loss for the period		(6,434,745)	399,662
Depreciation - property and equipment	13	20,550	23,045
Depreciation - right-of-use-assets	13	86,184	91,023
Share-based compensation	6, 13, 14	658,076	392,805
Interest expense on lease liabilities		13,809	18,209
Unrealized foreign exchange loss (gain)		519,368	(1,427,756)
Change in fair value of warrant derivative	4	164,780	(4,151,982)
Net change in non-cash working capital	12	(596,479)	699,737
Cash used in operating activities		(5,568,457)	(3,955,257)
Investing Activities
Acquisition of property and equipment		—	(10,715)
Cash used in investing activities		—	(10,715)
Financing Activities
Proceeds from exercise of stock options	6	189,350	85,150
Proceeds from exercise of warrant derivative	4, 5	230,946	1,433,142
Proceeds from "At the Market" equity distribution agreement	5	24,857,662	16,837,813
Payment of lease liabilities		(111,673)	(113,474)
Cash provided by financing activities		25,166,285	18,242,631
Increase in cash		19,597,828	14,276,659
Cash and cash equivalents, beginning of period		31,219,574	14,148,021
Impact of foreign exchange on cash and cash equivalents		(455,240)	2,142,800
Cash and cash equivalents, end of period		50,362,162	30,567,480
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2021
Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our interim consolidated financial statements for the period ended March 31, 2021, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on May 6, 2021. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Markets and the Toronto Stock Exchange. Our principal place of business is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, pelareorep, is a potential immuno-oncology viral-agent that may be a novel treatment for certain types of cancer and may be an alternative to or used in combination with existing cytotoxic or cytostatic therapies. Our clinical development program for pelareorep centers on key immunotherapy combinations. Specifically, immunotherapy combinations in which pelareorep has the potential to provoke specific innate and adaptive immune responses when combined with checkpoint blockade therapy, chemotherapy and/or targeted therapies.

The full extent to which the coronavirus infectious disease 2019 ("COVID-19") pandemic may directly or indirectly impact our business, results of operations and financial condition, including our ability to finance our operations, expenses, clinical trials, and research and development costs, will depend on future developments that are evolving and highly uncertain, such as the duration and severity of outbreaks, including potential future waves or cycles, and the effectiveness of actions taken to contain and treat COVID-19. We considered the potential impact of COVID-19 when making certain estimates and judgments relating to the preparation of these interim consolidated financial statements. While there was no material impact to our interim consolidated financial statements as of and for the period ended March 31, 2021, our future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in a material impact to our consolidated financial statements in future reporting periods.

Note 2: Basis of Financial Statement Presentation

Our interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries as at March 31, 2021 and are presented in Canadian dollars, our functional currency.
Our accounts are prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2020. We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2020.

Note 3: Cash Equivalents

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $48,306,314 (December 31, 2020 – $30,361,591).  The current annual interest rate earned on these deposits is 0.32% (December 31, 2020 – 0.36%).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2021
Note 4: Warrant Derivative

On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit for gross proceeds of US$3,742,016. Each unit included one common share and one common share purchase warrant (see Note 5). Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024.

Under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, warrants with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through profit and loss. Our warrants with an exercise price of US$0.90 meet this requirement and we have presented the fair value of these warrants as a current liability on the consolidated statement of financial position. As these warrants are exercised, the fair value at the date of exercise and the associated non-cash liability will be included in our share capital along with the proceeds from the exercise. If these warrants expire, the non-cash warrant liability is reversed through the consolidated statement of loss and comprehensive loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.

A reconciliation of the change in fair value of the warrant derivative is as follows:

	Number of Warrants Outstanding	Fair Value of Warrant Derivative $
As at December 31, 2019	1,684,126	8,508,764
Exercised	(1,418,369)	(4,636,317)
Change in fair value	—	(3,491,928)
Foreign exchange impact	—	150,709
As at December 31, 2020	265,757	531,228
Exercised	(201,722)	(455,670)
Change in fair value	—	164,780
Foreign exchange impact	—	(2,792)
As at March 31, 2021	64,035	237,546

During the period ending March 31, 2021, we received cash proceeds of US$181,550 (March 31, 2020 - US$1,084,669) with respect to warrants exercised.

We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on U.S. Department of Treasury benchmark treasury yield rates with an approximate equivalent remaining term in effect at the time of valuation and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

The estimated fair value of the warrant derivative was determined using the following assumptions:

	March 31, 2021	December 31, 2020
Fair value per warrant	US$2.95	US$1.57
Underlying share price	US$3.81	US$2.38
Risk-free interest rate	0.07%	0.10%
Expected hold period to exercise	1.0 year	1.0 year
Expected share price volatility	90.00%	90.00%
Expected dividend yield	Nil	Nil

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2021
Note 5: Share Capital
Authorized:
Unlimited number of no par value common shares

	Shares
	Number	Amount $
Balance, December 31, 2019	32,198,453	311,077,859
Issued pursuant to stock option plan	133,454	385,022
Issued pursuant to incentive share award plan	234,172	732,367
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)(c)	12,182,532	40,037,786
Issued pursuant to warrant derivative exercised(b)	1,418,369	6,332,778
Share issue costs	—	(1,741,640)
Balance, December 31, 2020	46,166,980	356,824,172
Issued pursuant to stock option plan	88,492	302,908
Issued pursuant to incentive share award plan	73,797	292,039
Issued pursuant to "At the Market" (ATM) equity distribution agreement(c)(d)	6,313,219	25,831,909
Issued pursuant to warrant derivative exercised(b)	201,722	686,616
Share issue costs	—	(974,247)
Balance, March 31, 2021	52,844,210	382,963,397

(a)On October 24, 2018, we entered into an ATM equity offering sales agreement with Canaccord Genuity Inc. The ATM allowed us, at our sole discretion, to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$30,000,000 over a 19-month period through the facilities of the Nasdaq Capital Market in the United States. This sales agreement expired on June 4, 2020 and no shares were issued during the period ending March 31, 2021. During the period ending March 31, 2020, we sold 4,291,860 common shares for gross proceeds of US$13,296,331 at an average price of US$3.10. We received, net of commissions of US$398,890, proceeds of US$12,897,441. In total, we incurred share issue costs (including commissions) of $691,297.

(b)On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit. Each unit included one common share with a fair value of US$0.54 and one common share purchase warrant with a fair value of US$0.27. These warrants were classified as a financial liability. Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024. During the period ending March 31, 2021, our share capital included fair value of $455,670 (March 31, 2020 - $4,096,123) in addition to gross proceeds of US$181,550 (March 31, 2020 - US$1,084,669) for the 201,722 (March 31, 2020 - 1,205,188) warrants that were exercised (see Note 4).

(c)On June 15, 2020, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allowed us, at our sole discretion, to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$40,000,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. During the period ending March 31, 2021, we sold 5,685,097 common shares for gross proceeds of US$18,503,188 at an average price of US$3.25. We received, net of commissions of US$555,096, proceeds of US$17,948,092. In total, we incurred share issue costs (including commissions) of $707,421. On March 4, 2021, we terminated the June 15, 2020 ATM equity distribution agreement.

(d)On March 5, 2021, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allows us, at our sole discretion, to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$80,000,000 over a 16-month period through the facilities of the Nasdaq Capital Market in the United States. During the period ending March 31, 2021, we sold 628,122 common shares for gross proceeds of US$1,937,063 at an average price of

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2021
US$3.08. We received, net of commissions of US$58,112, proceeds of US$1,878,951. In total, we incurred share issue costs (including commissions) of $266,826.
Equity Warrants
On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold for gross proceeds of $11,511,500. Each unit included one common share and one common share purchase warrant. Following the 2018 share consolidation, 9.5 common share purchase warrants entitled the holder to purchase one common share in the capital of the Company until June 1, 2022, at an exercise price of approximately $9.025. These warrants were classified as equity.

The following table summarizes our outstanding equity warrants:

	Number of Warrants Outstanding(1)	Warrant $
As at December 31, 2020	16,443,500	3,617,570
As at March 31, 2021	16,443,500	3,617,570
(1) Exercisable into 1,730,894 common shares.

Note 6: Share-Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at March 31:

	2021		2020
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	3,764,055	4.08	2,246,947	5.31
Granted during the period	1,087,500	3.40	60,000	5.23
Exercised during the period	(88,492)	2.14	(37,796)	2.25
Outstanding, end of the period	4,763,063	3.96	2,269,151	5.36
Options exercisable, end of the period	2,156,834	5.03	1,370,822	7.34

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2021:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.54 - $1.79	762,998	2.78	1.39	499,674	1.36
$1.80 - $3.01	431,573	4.32	2.66	261,573	2.68
$3.02 - $3.90	2,907,206	4.10	3.28	754,696	3.26
$3.91 - $7.41	493,252	2.43	6.13	472,857	6.17
$7.42 - $52.63	168,034	2.07	24.32	168,034	24.32
	4,763,063	3.67	3.96	2,156,834	5.03

Non-exercisable options vest annually over periods ranging from one to three years.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2021
We use the Black-Scholes valuation model to estimate fair value. We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

The estimated fair value of stock options granted during the period was determined using the Black-Scholes valuation model using the following weighted average assumptions:

	2021	2020
Risk-free interest rate	0.49%	1.63%
Expected hold period to exercise	3.0 years	3.0 years
Expected share price volatility	110.78%	110.84%
Expected dividend yield	Nil	Nil
Weighted average fair value of options	$2.26	$3.51

Incentive Share Award Plan

Restricted Share Units

We have issued restricted share units ("RSUs") to non-employee directors through our incentive share award plan. Grants of RSUs to non-employee directors vest either immediately, on the third anniversary date from the grant date or when the director ceases to be a member of the board. We have also issued RSUs to certain officers and employees of the Company. Grants of RSUs to certain officers and employees of the Company vest over a three year period. The following RSUs are outstanding at March 31:

	2020	2019
Outstanding, beginning of the period	134,618	209,657
Granted during the period	—	20,660
Released during the period	(16,956)	(79,606)
Outstanding, end of the period	117,662	150,711
(1) The weighted average fair value of the RSUs granted was nil in 2021 (2020 - $3.08).
Performance Share Units

We have also issued performance share units ("PSUs") to certain officers and employees of the Company. Grants of PSUs require completion of certain performance criteria and cliff vest after 3 years or vest over a three year period, depending on the grant. PSU grants to certain officers will vest immediately upon a change of control of the Company. If certain officers cease employment with the Company, vesting occurs on a pro rata basis prior to the third anniversary of the grant but after the first anniversary. The following PSUs are outstanding at March 31:

	2021	2020
Outstanding, beginning of the period	56,841	61,051
Released during the period	(56,841)	(4,210)
Outstanding, end of the period	—	56,841

We have reserved 5,284,421 common shares for issuance relating to our outstanding equity compensation plans. Compensation expense related to stock options, RSUs and PSUs was $658,076 for the three-month periods ending March 31, 2021 (March 31, 2020 - $392,805).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2021
Note 7: (Loss) Earnings Per Common Share

The basic and diluted (loss) earnings per share have been calculated based on the following net (loss) income and weighted average shares outstanding:

For the three-month period ending March 31,	2021	2020
Net (loss) income available for common shareholders - basic	($6,434,745)	$399,662
Effect of warrant derivative	—	($1,957,715)
Net loss available for common shareholders - diluted	($6,434,745)	($1,558,053)

Weighted average number of shares - basic	49,666,585	35,865,707
Effect of stock options and share awards	—	706,186
Effect of warrant derivative	—	661,178
Weighted average number of shares - diluted	49,666,585	37,233,071

(Loss) earnings per common share - basic	($0.13)	$0.01
Loss per common share - diluted	($0.13)	($0.04)

The effect of any potential exercises of warrants, stock options, RSUs and PSUs outstanding is excluded from the calculation of diluted loss per share in periods where the effect would be anti-dilutive.

Note 8: Contract Liability

Regional licensing agreement
We entered into a regional licensing agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai") in November 2017. Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea and Taiwan. We are entitled to receive upfront license fees, development and regulatory milestone payments, royalties and sales-based milestone payments.

Contract liability
Our contract liability balance, which we expect to record in revenue over the next five years, is as follows:

	March 31, 2021 $	December 31, 2020 $
Balance, beginning of the period	6,730,287	6,730,287
Regional licensing agreement	—	—
Revenue recognized in the period	—	—
Balance, end of the period	6,730,287	6,730,287

Contract liability - non-current	6,730,287	6,730,287
	6,730,287	6,730,287

Note 9: Commitments

We are committed to payments totaling $8,915,243 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next two years.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2021
Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum once sales of a specified product commence.

Leases
Our portfolio of leases consists of office spaces with initial lease terms generally between 3 to 5 years. We currently do not have leases with variable lease payments or residual value guarantees.

During the first quarter of 2021, we extended the office lease for one of our subsidiaries for which we recorded an adjustment of $323,782 to the lease liability and right-of-use asset. The incremental borrowing rate applied was 15%. We also entered into a new office space lease for our Canadian head office, which will commence in the second quarter of 2021. The future undiscounted cash outflows related to this lease is approximately $320,000.
Our total undiscounted lease liability as at March 31, 2021 is as follows:

Maturity analysis - contractual undiscounted cash flows
March 31, 2021 $
Less than one year	327,735
One to five years	412,092
More than five years	—
Total undiscounted lease liability	739,827

Note 10: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection. We include shareholders’ equity and cash and cash equivalents in the definition of capital.

	March 31, 2021 $	December 31, 2020 $
Cash and cash equivalents	50,362,162	31,219,574
Shareholders’ equity	44,669,640	24,752,993

We do not have any debt other than trade accounts payable and lease liabilities, and we have potential contingent obligations relating to the completion of our research and development of pelareorep.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2021
On June 12, 2020, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 12, 2022.

Our Base Shelf allowed us to enter into our ATM equity distribution agreements in June 2020 and March 2021 (see Note 5). We use these equity arrangements to assist us in achieving our capital objective. These arrangements provide us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2021.

Note 11: Financial Instruments

Our financial instruments consist of cash and cash equivalents, other receivables, other liabilities, accounts payable and warrant derivative. As at March 31, 2021, the carrying amount of our cash and cash equivalents, other receivables, other liabilities and accounts payable approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at March 31, 2021, the fair value of our warrant derivative was $237,546 (December 31, 2020 - $531,228).

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar, British pound and Euro as a portion of our financial assets and liabilities are denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2021 by approximately $370,000. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2021
would have decreased our net comprehensive loss in 2021 by approximately $1,300. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net comprehensive loss in 2021 by approximately $15,000.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at March 31, 2021 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	39,026,206	33,880	157,189
Other receivables	87,337	—	—
Accounts payable and other liabilities	(245,004)	(280)	—
Warrant derivative	(188,903)	—	—
	38,679,636	33,600	157,189

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 10. Accounts payable are all due within the current operating period.

Note 12: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2021 $	2020 $
Change in:
Other receivables	(22,004)	1,941,277
Prepaid expenses	(454,530)	(496,722)
Accounts payable and accrued liabilities	113,623	(394,981)
Other liabilities	(123,985)	(134,233)
Non-cash impact of foreign exchange	(109,583)	(215,604)
Change in non-cash working capital related to operating activities	(596,479)	699,737

Other Cash Flow Disclosures

	2021 $	2020 $
Cash interest received	35,302	84,118

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2021
Note 13: Other Expenses and Adjustments

The following details highlight certain components of the research and development and operating expenses classified by nature. The foreign exchange (loss) gain as presented separately on the face of the consolidated statement of (loss) income and comprehensive (loss) income is also classified as a research and development expense. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties.

	2021 $	2020 $
Research and development expenses
Non-cash share-based compensation	361,603	105,447

Operating expenses
Depreciation - property and equipment	20,550	23,045
Depreciation - right-of-use-assets	86,184	91,023
Non-cash share-based compensation	296,473	287,358

Note 14: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain employees of the Company.

	2021 $	2020 $
Short-term employee compensation and benefits	784,631	793,632
Share-based payments	459,293	253,187
	1,243,924	1,046,819

Note 15: Subsequent Events

Between April 1, 2021 and May 6, 2021, through our March 2021 ATM equity distribution agreement, we issued 1,817,621 common shares for gross proceeds of US$5,870,301 at an average price of US$3.23. We received, net of commissions of US$176,109, proceeds of US$5,694,191.